THRIVENT SERIES FUND, INC.

625 Fourth Avenue South

Minneapolis, Minnesota 55415

August 14, 2012

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

RE:	Thrivent Series Fun, Inc.

1933 Act File No. 333-180554

Dear Ms. Roberts:

As we have discussed, we are filing Post-Effective Amendment 3 to the Form N-14 for the Thrivent Series Fund, Inc. This post-effective amendment has the correct 1933 Act file number and post-effective amendment number.

Also, please note that the filing we made on July 30, 2012 should have been labeled as Post-Effective Amendment 2. I apologize for the confusion.

Please contact me at (612) 844-5168 if you have any questions. Thank you.

Sincerely,

/s/ Rebecca A. Paulzine

Rebecca A. Paulzine

Senior Counsel